May 30, 2013

Mr. John Cash

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Mobile Mini, Inc.
Form 10-K for the year ended December 31, 2012
Filed March 1, 2013
Form 10-K/A for the year ended December 31, 2012
Filed April 30, 2013
File No. 1-12804

Dear Mr. Cash:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated May 20, 2013, to Mr. Mark, E. Funk, Chief Financial Officer of Mobile Mini, Inc. (the “Company” or “Mobile Mini”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed March 1, 2013 (the “10-K”) and the Company’s Form 10-K/A for the fiscal year ended December 31, 2012 filed April 30, 2013 (the “10-K/A”).

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 10-K filed March 1, 2013

Revision of Prior Period Financial Statements, page 50

Staff’s Comment:

1.	We note that in addition to recording adjustments related to pick-up fees you also recorded adjustments to prior period amounts to correct other immaterial out of period adjustments. Please provide us with an analysis of materiality for each adjustment individually, rather than in the aggregate as you have presented in the notes to your financial statements.

Company’s Response:

We acknowledge the Staff’s comment and advise the Staff of the attached and below supplemental information. Attached is an analysis of the adjustments related to pick-up fees as well as other immaterial adjustments made. We have listed each adjustment individually and by period.

Mr. John Cash

United States Securities and Exchange Commission

May 30, 2013

Summary of Adjustments and Impact to Net Income

($ in thousands and rounded)

	2012			2011			2010
	Pick-up		Other	Pick-up		Other	Pick-up		Other
Adjustment	(719)		(79)	(1,552)		284	(125)		(139)
% change	-2.1%		-0.2%	-4.9%		0.9%	-0.9%		-1.0%
Aggregate % change		-2.3%			-4.0%			-2.0%

Additionally, we have provided the effect of these adjustments to EBITDA. While EBITDA is a non-GAAP measure, the Company believes that EBITDA is the best financial measure of its annual performance and it is the primary financial measure by which our stockholders, the stock analysts who publish reports about the Company for the benefit of our stockholders and prospective stockholders, as well as management’s primary measure of the Company’s performance. Additionally, stock analysts and the overall equity markets value the Company based on a multiple of EBITDA. This measurement and valuation method (a multiple of EBITDA) is similar for other publicly traded equipment rental companies.

The attached analysis details the amount of each adjustment as well as the aggregate impact of all adjustments in each period. Below is a summary of this analysis showing the immaterial impact these adjustments had on EBITDA. As shown below, the effect of any individual adjustment ranges from lowering EBITDA $2.5 million in 2011 (a 1.9% decrease) to $0.5 million in 2010 (a 0.4% decrease).

Summary of Adjustments and Impact to EBITDA

($ in thousands and rounded)

	2012			2011			2010
	Pick-up		Other	Pick-up		Other	Pick-up		Other
Adjustment	(1,133)		(129)	(2,488)		(11)	(204)		(282)
% change	-0.9%		-0.1%	-1.9%		0.0%	-0.2%		-0.2%
Aggregate % change		-1.0%			-1.9%			-0.4%

Mr. John Cash

United States Securities and Exchange Commission

May 30, 2013

Additionally, below is a summary of the attached analysis reflecting each individual non-pick-up related adjustment. Given the relatively small size of each adjustment to the Company’s Consolidated Statements of Income in each period, the Company concluded (after consultation with counsel and its independent registered public accounting firm at the time), that these adjustments were immaterial.

Summary of Individual Other Adjustments

($ in thousands and rounded)

	2012	2011	2010
Adjustment:
Reversal of over accrual	129	194	194
Reversal of unaccrued expense		(183)	88
Adjustment of hedge accounting		(142)	(334)
Tax effect of adjustment at statutory rate	(50)	50	20
Return to provision adjustment		(203)	171

As demonstrated in the attached analysis and the above summary, the Company believes that the adjustments made to correct other immaterial out of period adjustments were each individually, and in the aggregate, immaterial.

Staff’s Comment:

2.	In addition, please tell us what you consideration you have given to your error corrections when assessing the effectiveness of your disclosure controls and procedures as well as your internal control over financial reporting. We note your disclosures indicate you have made no changes to your internal control over financial reporting. Please explain how you are able to conclude your disclosure controls and procedures and internal control over financial reporting are effective if you have made no changes to your internal controls.

Company’s Response:

We acknowledge the Staff’s comment and provide the following supplemental information. The Company leases and delivers storage containers and mobile offices to its customers. Upon delivery of a leased unit to a customer, the Company bills the customer leasing and ancillary fees, as well as fees for both delivery and pick-up (unless the customer makes other arrangements for delivery and pick-up).

Prior to the revision noted in the 10-K, the Company recognized revenue from these delivery and pick-up fees (and also accrued estimated costs to pick up the units) at the time of initial delivery. In connection with the preparation of the Company’s financial statements for the year ended December 31, 2012, the Company revised its accounting practice for the recognition of pick-up revenue from being recognized at the time of delivery to the time of pick-up.

Mr. John Cash

United States Securities and Exchange Commission

May 30, 2013

The Company believes it employed the prior pick-up revenue recognition practice since its inception and certainly since it became a publicly traded company in 1994. While the practice had been employed by the Company and reviewed by senior management for many years, the Company has concluded that the prior recognition of pick-up revenue at the time of delivery was an incorrect application of GAAP guidance and literature. Accordingly, the Company has changed its application of GAAP revenue recognition guidance.

In reviewing the effectiveness of its disclosure controls and procedures and its internal controls over financial reporting, the Company considered the following:

•

The impact on each historical reporting period was not material based on the actual results of correcting the error. The impact on revenue and EBITDA (the Company’s primary financial measure), was not material in any reporting period.

•	Given the consistent relationship between pick-up revenue and total revenue during the evaluation period (2010-2012), it is unlikely the pick-up revenue would rise to a material amount.

•

While there was a misinterpretation of the accounting literature dating back over a decade, it did not involve the current selection of a new accounting policy or application of an existing policy to a new revenue stream.

•

The information necessary to compute the magnitude of the error resulting from the incorrect application of GAAP was readily available from its existing systems. Additionally, controls were in place to collect the data and information needed to compute the appropriate deferral of revenue in the current period and historically.

•

The Company believes both the historic magnitude of the error on its primary operating metric (EBITDA), as well as the estimated potential magnitude of future errors (had the incorrect application of GAAP not been identified in 2012) is not material.

Because the error related to the selection of an inappropriate accounting policy, the Company was able to correct this by changing its pick-up revenue recognition practices as opposed to identifying any systems, processes or controls that had failed. Additionally, the Company re-evaluated its other significant accounting policies and determined them to be appropriate.

For these reasons, the Company determined that the deficiency resulting in the incorrect selection of an accounting policy discussed above represents a significant deficiency, but did not rise to the level of a material weakness in the effectiveness of its disclosure controls and procedures or its internal controls over financial reporting. Accordingly, the Company concluded that its disclosure controls and procedures and internal control over financial reporting are effective.

Mr. John Cash

United States Securities and Exchange Commission

May 30, 2013

Form 10-K/A filed April 30, 2013

Item 10. Directors, Executive Officers and Corporate Governance, page 4

Staff’s Comment:

3.	In future filings, please include a description of the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve in that capacity. See Item 401(e). We note that no description is provided with regard to Mssrs. Olsson, McNamee, or Trachtenberg.

Company’s Response:

We acknowledge the Staff’s comment and confirm that in future filings we will include a description of the specific experience, qualifications, attributes or skills that led to the conclusion that each of our directors should serve in that capacity in accordance with Item 401(e). We note that such descriptions for Messrs. McNamee and Trachtenberg were included in the Company’s definitive proxy statement filed with the Commission on April 30, 2012 and were inadvertently omitted from the 10-K/A filing.

Item 11. Executive Compensation, page 9

2012 Executive Compensation Key Components, page 14

Equity-Based Incentives, page 16

Staff’s Comment:

4.	Please confirm whether the EBITDA targets for the performance-based equity grants are the same as the yearly non-equity incentive plan. We may have further comments after reviewing your response.

Company’s Response:

We acknowledge the Staff’s comment and advise the Staff that historically the EBITDA targets are not the same. As noted on page 18 of the 10-K/A, the EBITDA targets for performance-based equity grants are adjusted to exclude the effect of stock-based compensation. This adjustment has historically not been made for our yearly non-equity incentive plan and is not identified on page 16 as an adjustment.

To the extent future grants and plans are required to be discussed and contain different EBITDA targets or calculations, the Company will identify any such differences in future filings.

Mr. John Cash

United States Securities and Exchange Commission

May 30, 2013

As specifically requested by the Staff, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*             *             *

If we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 477-0241.

Very truly yours,

/s/ Christopher J. Miner

Christopher J. Miner

Senior Vice President and General Counsel

Mobile Mini, Inc.

SEC Response Letter

Supplement (Page 1)

	Summary of Adjustments (In thousands, except per share data)
	2012				2011				2010
	Pick-up Fee Adjustments	Other (Summary Audit Differences)	Aggregate Adjustments		Pick-up Fee Adjustments	Other (Summary Audit Differences)	Aggregate Adjustments		Pick-up Fee Adjustments	Other (Summary Audit Differences)	Aggregate Adjustments
Revenues:
Leasing	(2,259)	—	(2,259)		(3,114)	—	(3,114)		(443)	—	(443)
Sales	—	—	—		—	—	—		—	—	—
Other	—	—	—		—	—	—		—	—	—

Total revenues	(2,259)	—	(2,259)		(3,114)	—	(3,114)		(443)	—	(443)

Costs and expenses:
Cost of sales	—	—	—		—	—	—		—	—	—
Leasing, selling and general expenses	(1,126)	129	(997	) (1)	(626)	11	(615	) (3)	(239)	282	43 (6)
Integration, merger, and restructuring expenses	—	—	—		—	—	—		—	—	—
Depreciation and amortization	—	—	—		—	—	—		—	—	—

Total costs and expenses	(1,126)	129	(997)		(626)	11	(615)		(239)	282	43

Income from operations	(1,133)	(129)	(1,262)		(2,488)	(11)	(2,499)		(204)	(282)	(486)
Other income (expense):
Interest income	—	—	—		—	—	—		—	—	—
Interest expense	—	—	—		—	142	142	(4)	—	334	334 (7)
Debt restructuring expense	—	—	—		—	—	—		—	—	—
Deferred financing costs write-off	—	—	—		—	—	—		—	—	—
Foreign currency exchange loss	—	—	—		—	—	—		—	—	—

Income before provision for income taxes	(1,133)	(129)	(1,262)		(2,488)	131	(2,357)		(204)	52	(152)
Provision for income taxes	(414)	(50)	(464	) (2)	(936)	(153)	(1,089	) (5)	(79)	191	112 (8)

Net income	(719)	(79)	(798)		(1,552)	284	(1,268)		(125)	(139)	(264)
Earnings allocable to preferred stockholders	—	—	—		5	(1)	4		23	25	48
Net income available to common stockholders	(719)	(79)	(798)		(1,547)	283	(1,264)		(102)	(114)	(216)
Earnings per share:
Basic	(0.02)	(0.00)	(0.02)		(0.04)	0.01	(0.03)		(0.00)	(0.00)	0.00
Diluted	(0.02)	(0.00)	(0.02)		(0.03)	0.01	(0.02)		(0.01)	(0.00)	(0.01)
Weighted average number of common and common share equivalents outstanding:
Basic	44,657	44,657	44,657		41,566	41,566	41,566		35,196	35,196	35,196
Diluted	45,102	45,102	45,102		44,569	44,569	44,569		43,829	43,829	43,829
EBITDA Change/Impact	(1,133)	(129)	(1,262)		(2,488)	(11)	(2,499)		(204)	(282)	(486)
EBITDA % Change/Impact	-0.9%	-0.1%	-1.0%		-1.9%	0.0%	-1.9%		-0.2%	-0.2%	-0.4%
Detailed breakout of summary audit adjustments
Reversal of over accrual	(1)	129
Total other (summary audit adjustments) (1)		129
Tax effect of adjustment at statutory rate	(2)	(50)
Total other (summary audit adjustments) (2)		(50)
Reversal of unaccrued expense					(3)	(183)
Reversal of over accrual					(3)	194
Total other (summary audit adjustments) (3)						11
Adjustment of hedge accounting					(4)	142
Total other (summary audit adjustments) (4)					(4)	142
Return to provision adjustment					(5)	(203)
Tax effect of adjustment at statutory rate					(5)	50
Total other (summary audit adjustments) (5)						(153)
Reversal of over accrual									(6)	194
Recording of unaccrued expense									(6)	88
Total other (summary audit adjustments) (6)										282
Adjustment of hedge accounting									(7)	334
Total other (summary audit adjustments) (7)										334
Return to provision adjustment									(8)	171
Tax effect of adjustment at statutory rate									(8)	20
Total other (summary audit adjustments) (8)										191

Mobile Mini, Inc.

SEC Response Letter

Supplement (Page 2)

	Year Ended December 31,			Aggregate % change
	Adjusted for Pick-up Fees & Other (Summary Audit Differences) (In thousands, except per share data)
	2012	2011	2010	2012	2011	2010
Revenues:
Leasing	$340,797	$315,749	$294,591	-0.7%	-1.0%	-0.2%
Sales	38,281	42,842	33,156	0.0%	0.0%	0.0%
Other	2,181	2,723	2,567	0.0%	0.0%	0.0%

Total revenues	381,259	361,314	330,314	-0.6%	-0.9%	-0.1%

Costs and expenses:
Cost of sales	23,592	27,070	21,997	0.0%	0.0%	0.0%
Leasing, selling and general expenses	219,658	202,621	179,164	-0.5%	-0.3%	0.0%
Integration, merger, and restructuring expenses	7,133	1,361	4,014	0.0%	0.0%	0.0%
Depreciation and amortization	36,187	35,665	35,686	0.0%	0.0%	0.0%

Total costs and expenses	286,570	266,717	240,861	-0.3%	-0.2%	0.0%

Income from operations	94,689	94,597	89,453	-1.3%	-2.6%	-0.5%
Other income (expense):
Interest income	1	—	1	0.0%	0.0%	0.0%
Interest expense	(37,339)	(46,200)	(56,096)	0.0%	-0.3%	-0.6%
Debt restructuring expense	(2,812)	(1,334)	(11,024)	0.0%	0.0%	0.0%
Deferred financing costs write-off	(1,889)	—	(525)	0.0%	0.0%	0.0%
Foreign currency exchange loss	(5)	(7)	(9)	0.0%	0.0%	0.0%

Income before provision for income taxes	52,645	47,056	21,800	-2.3%	-4.8%	-0.7%
Provision for income taxes	18,467	16,460	8,555	-2.5%	-6.2%	1.3%

Net income	34,178	30,596	13,245	-2.3%	-4.0%	-2.0%
Earnings allocable to preferred stockholders	—	(966)	(2,502)	0.0%	-0.4%	-1.9%

Net income available to common stockholders	$34,178	$29,630	$10,743	-2.3%	-4.1%	-2.0%

Earnings per share:
Basic	$0.77	$0.71	$0.31
Diluted	$0.76	$0.69	$0.30
Weighted average number of common and common share equivalents outstanding:
Basic	44,657	41,566	35,196
Diluted	45,102	44,569	43,829
EBITDA	$130,872	$130,255	$125,131
EBITDA % Change/Impact	-1.0%	-1.9%	-0.4%